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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006
Commission File Number 1-11284

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Furnished herewith are:

Exhibit 99.1	News Release dated March 2, 2006 regarding "Falconbridge's Horne Smelter in Rouyn-Noranda Reaches an Agreement in Principle with Union on Collective Agreement".
Exhibit 99.2	News Release dated March 3, 2006 regarding "Union Members of Falconbridge's Horne Smelter Approve Agreement in Principle".
Exhibit 99.3	News Release dated March 7, 2006 regarding "Falconbridge Provides Update and Preliminary Resource Estimate for the Araguaia Nickel Project, Para State, Brazil".
Exhibit 99.4	News Release dated March 9, 2006 regarding "Falconbridge Provides Update on Status of Labour Negotiations".
Exhibit 99.5	News Release dated March 15, 2006 regarding "Falconbridge Limited Announces its Intention to Make an Offer for All of the Shares of its Subsidiary Novicourt Inc. not already owned by Falconbridge".
Exhibit 99.6	News Release dated March 16, 2006 regarding "Falconbridge Announces Redemption of US$500 Million in Junior Preference Shares".
Exhibit 99.7	News Release dated March 21, 2006 regarding "Falconbridge Enacts Shareholder Rights Plan to Prevent Creeping Takeover".
Exhibit 99.8	News Release dated March 27, 2006 regarding "Falconbridge Announces Webcast of First Quarter 2006 Financial Results Conference Call".

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)
April 6, 2006
	By:	/s/ STEPHEN K. YOUNG Stephen K. Young — Corporate Secretary

Exhibit Index

Exhibit No.	Description
99.1	News Release dated March 2, 2006 regarding "Falconbridge's Horne Smelter in Rouyn-Noranda Reaches an Agreement in Principle with Union on Collective Agreement".
99.2	News Release dated March 3, 2006 regarding "Union Members of Falconbridge's Horne Smelter Approve Agreement in Principle".
99.3	News Release dated March 7, 2006 regarding "Falconbridge Provides Update and Preliminary Resource Estimate for the Araguaia Nickel Project, Para State, Brazil".
99.4	News Release dated March 9, 2006 regarding "Falconbridge Provides Update on Status of Labour Negotiations".
99.5	News Release dated March 15, 2006 regarding "Falconbridge Limited Announces its Intention to Make an Offer for All of the Shares of its Subsidiary Novicourt Inc. not already owned by Falconbridge".
99.6	News Release dated March 16, 2006 regarding "Falconbridge Announces Redemption of US$500 Million in Junior Preference Shares".
99.7	News Release dated March 21, 2006 regarding "Falconbridge Enacts Shareholder Rights Plan to Prevent Creeping Takeover".
99.8	News Release dated March 27, 2006 regarding "Falconbridge Announces Webcast of First Quarter 2006 Financial Results Conference Call".

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SIGNATURES
Exhibit Index